FieldPoint Petroleum Corporation

609 Castle Road, #335

Austin, Texas  78746

August 10, 2016

VIA EDGAR

H. Roger Schwall, Assistant Director of Natural Resources
United States Securities and Exchange Commission
Division of Corporate Finance

Mail Stop 4628

Washington, D.C.  20549-7010

Re:

FieldPoint Petroleum Corporation

Pre-Effective Amendment No.  2 to Form S-3 Filed February 9, 2016

File No. 333-209443

Request for Acceleration of Effectiveness

Dear Mr. Schwall:

On behalf of FieldPoint Petroleum Corporation (the "Company") and pursuant to Rule 461 of Regulation C under the Securities Act of 1933, as amended, the Company hereby requests an acceleration of the effective date of its Pre-Effective Amendment No. 2 to Registration Statement on Form S-3 so that it will become effective at 9:00 a.m., Eastern Daylight Time, on Monday, August 15, 2016, or as soon thereafter as practicable.

The Company acknowledges that the disclosure in the filing is the responsibility of the Company. The Company acknowledges that the action of the Commission or the staff acting pursuant to delegated authority in declaring the Registration Statement effective, or accelerating the effective date thereof, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement.

The Company also represents to the Commission that should the Commission or the staff declare the Registration Statement effective or accelerate the effective date thereof, the Company will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you very much for your consideration.

Sincerely,

/s/ Phillip Roberson
Phillip Roberson, President and CFO